GREER, HERZ & ADAMS, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS ATTORNEYS AT LAW

ONE MOODY PLAZA, 18TH FLOOR
GALVESTON, TEXAS 77550-7998
FAX (409) 766-6424
    (409) 797-3200
    (281) 480-5278 (HOUSTON)
www.greerherz.com

SEAN A. MONTICELLO
(409) 797-3247
(866) 422-3169 (FAX)
smonticello@greerherz.com
Galveston Office

BAY AREA HOUSTON OFFICE:
2525 SOUTH SHORE BLVD., SUITE 203
LEAGUE CITY, TEXAS  77573
FAX (281) 538-3791




January 5, 2010


Attention:  Filing Desk
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C.  20549

Re:	SM&R Investments, Inc. (the "Company")

Ladies & Gentlemen:

	Enclosed for filing with your office pursuant to Regulation 14A of the
	Securities and Exchange Commission (the "Commission") promulgated under the
	Securities Exchange Act of 1934, as amended, is a copy in electronic format
	of the Company's revised preliminary proxy statement on Schedule 14A.  The
	Company is a management investment company registered under the Investment
	Company Act of 1940, as amended.

	If any member of the Commission's staff has any questions in connection with
	the enclosed materials, he or she should call the undersigned at
	(409) 797-3247. Written comments should be sent by email to
	smonticello@greerherz.com or by facsimile to (866) 422-3169.


                                      Very truly yours,

	                                  /s/ Sean A. Monticello

                                      Sean A. Monticello


      c:	Brick Barrientos (SEC)




SAM/ 239976.1